December 16, 2024

Jeffrey R. Knudson
Chief Financial Officer
AMN Healthcare Services, Inc.
2999 Olympus Boulevard, Suite 500
Dallas, TX 75019

       Re: AMN Healthcare Services, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-16753
Dear Jeffrey R. Knudson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services